

April 22, 2014

Via E-mail
Michael D. Carey
Chief Executive Officer
United American Petroleum Corp.
9600 Great Hills Trail, Suite 150W
Austin, TX 78759

>   **Re: United American Petroleum Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed January 31, 2014**
>   **File No. 000-51465**

Dear Mr. Carey:

We have reviewed your response letter dated April 9, 2014 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C Filed January 31, 2014

1.   We note your responses to comments one and two from our letter to you dated March 19, 2014. We note the following statement in your proposed disclosure: "… the creditors are limited to converting an amount that does not exceed 4.99% of the Company's number of outstanding shares of Common Stock. This means that Asher and JMJ are currently limited to converting their debt into approximately 4,999,000 shares apiece per conversion [emphasis added]."

Please enhance your disclosure to clarify the following:

- Whether the 4.99% limit is an aggregate limit or a limit per conversion.
- If the latter, whether there is a limit on the number of conversions that may occur and how often they may occur.
- Whether the limit ceases to apply at some point in the future, and if so when.

Closing Comments

       Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3740 with any questions.

                           Sincerely,

                           /s/H. Roger Schwall

                           H. Roger Schwall
                           Assistant Director

cc: Mr. Samuel E. Whitley